Birmiwal Investment Trust                      24140 E. Greystone Lane, Woodway, WA 98020

September 28, 2009

Christina DiAngelo

Office of Disclosure and Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Birmiwal Investment Trust (the "Trust"); File Nos. 811-21289 and 333-102801

Dear Ms. DiAngelo:

Please find below Registrant’s responses to oral comments from the staff received on September 1, 2009.  For your convenience, I have summarized the staff’s comments.

1.

Comment:  Regarding the Fund’s annual report for the period ended March 31, 2009 the Staff posed the question.  “If the Fund had a return of +5% during the six month period ended March 31, 2009, would the expense example be different on page 7 of annual report for that period?”

Response:  If the Fund had a return of +5% during the six month period ended March 31, 2009 the Fund would have outperformed the S&P 500 and the expense example on page 7 would have changed.

2.

Comment:  The Staff requested that in future filings the first paragraph under “Disclosure of Expenses” on page 7 of the annual report be amended to include “interest expense” in the list of other expenses paid by the shareholders.

Response:  In future annual and semi-annual reports the Fund will modify the disclosure as follows if interest expense applies.  “Shareholders of this Fund incur ongoing operating expenses consisting of a base management fee, a performance-based management fee and interest expense.”

3.

Comment:  The Staff noted that there was no statement of cash flow in the annual report and asked if management considered including a statement of cash flows.

Response:  Management considered a statement of cash flows and found it unnecessary for the annual report dated March 31, 2009.

4.

Comment:  The Staff noted that the fee table on page 10 of the prospectus dated August 1, 2009 did not break out interest expense in the shareholder fees table.

Response:  The Fund will file a sticker to the prospectus dated August 1, 2009 breaking out interest expense in the shareholder fees table.

5.

Comment:  The Staff noted that the fidelity bond was filed on Form 40-17g on March 31, 2009 and again of May 21, 2009.  The Staff asked for clarification on the reason for the second filing.

Response:  Management filed the fidelity bond within 10 days of receipt of the bond on March 31, 2009.  The bond was refiled with the Board resolution ratifying the bond.  In future filings, we will file an amendment with a cover letter providing explanation for such filings.

6.

Other Comments:  The Staff requested that the Trust provide representations consistent with the “Tandy” letter.

Response:  The Trust hereby acknowledges that the fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at (206) 542-7652.

Respectfully,

/s/ Kailash Birmiwal

Kailash Birmiwal

Birmiwal Investment Trust